Mail Stop 3561

July 1, 2008

Wayne H. Deitrich
Chairman of the Board and Chief Executive Officer
Schweitzer-Mauduit International, Inc.
100 North Point Center East
Suite 600
Alpharetta, GA 30022-8246

       Re: **Schweitzer-Mauduit International, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed March 7, 2008
              File No. 001-13948
              Definitive Proxy Statement on Schedule 14A
              Filed March 7, 2008
              File No. 001-13948

Dear Mr. Deitrich:

       We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 24

Property, Plant and Equipment Valuation, page 31

1.   We note on page 26 that you plan to transfer production from the Lee Mills to other facilities and discontinue the sale of the majority of commercial and industrial papers currently produced at the Lee Mills. Please tell us the net book value of the Lee Mills property, plant and equipment ("PP&E") as of December 31, 2007, and explain to us how you determined that the net book value is recoverable in light of your current restructuring activities and, as you disclose in your Form 8-K filed on October 1, 2007, the fact that Philip Morris will cease operation of one of its two remaining U.S. facilities for manufacturing cigarettes and transfer significant production volume off-shore. In your response, describe how you intend to use or dispose of your Lee Mills plant once you cease operations at the plant. Also, tell us how you have applied SFAS 143 in determining whether you have an asset retirement obligation with regards to the closure of the Lee Mills.

Note 2. Summary of Significant Accounting Policies - Accrued Expenses, page 63

2.   In the balance sheet or in a note thereto, please provide further detail of any "Other accrued expenses" items in excess of five percent of total current liabilities in accordance with Rule 5-02 (20) of Regulation S-X.

Controls and Procedures, page 95

3.   We note your statement, "A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please confirm that in future filings you will revise, to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your

disclosure controls and procedures. Please refer to section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification Disclosure in Exchange Act Reports, Item 308T of Regulation S-K, and SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Audit Committee Financial Expert, page 97

4.   We note your reference to Item 7(d)(3)(iv) of Schedule 14A of the Exchange Act for the definition of "independent" and to Item 401(h) of Regulation S-K for the definition of "audit committee financial expert." In future filings, please omit any reference to these items because they do not exist, and provide the correct citations for the noted definitions.

Item 11. Executive Compensation, page 97

5.   We note your statement that your disclosure under "Comprehensive Compensation Discussion and Analysis" in your definitive proxy statement is not incorporated by reference from your definitive proxy statement. We also note that your disclosure under "Comprehensive Compensation Discussion and Analysis" appears to furnish the information required by Item 402(b) of Regulation S-K and that the Compensation Committee Report on page 25 of your definitive proxy statement states: "the Compensation Committee recommended to the Board of Directors that the Comprehensive Compensation Discussion & Analysis be included in the Company's Proxy Statement and incorporated by reference in the Company's Annual Report in its Form 10-K." Please amend your filing so that it complies with Item 11 of Form 10-K.

Definitive Proxy Statement on Schedule 14A

Comprehensive Compensation Discussion & Analysis, page 10

Market Value Determination, page 10

6.   We note your reference to an "Executive Peer Group." Because you appear to benchmark compensation, in future filings you are required to identify the

Wayne H. Deitrich
Schweitzer-Mauduit International, Inc.
July 1, 2008
Page 4

        companies that comprise the benchmark group. If you have benchmarked
        different elements of your compensation against different benchmarking groups,
        please identify the companies that comprise each group. Refer to Item
        402(b)(2)(xiv) of Regulation S-K.

Restricted Stock Plan—Performance Shares: Year 2007 of 2007-2008 Award
Opportunity, page 18

Performance Objectives, page 19

7.   We note your footnote disclosure on page 22 regarding the confidential and
        competitively sensitive nature of information concerning certain of the
        performance targets. You have not provided full disclosure of the terms of the
        necessary performance targets to be achieved for your named executive officers to
        earn their incentive compensation. In future filings please disclose the specific
        performance targets used to determine incentive amounts, or within the time
        frame set forth below, provide us with a supplemental analysis explaining why it
        is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of
        Regulation S-K. The supplemental analysis should be based upon the 2008 proxy
        statement. To the extent that it is appropriate to omit specific targets, please
        provide the disclosure pursuant to Instruction 4 to Item 402(b). General
        statements regarding the level of difficulty, or ease, associated with achieving
        performance goals either corporately or individually are not sufficient. In
        discussing how likely it will be for the company to achieve the target levels or
        other factors, provide as much detail as necessary without providing information
        that poses a reasonable risk of competitive harm.

                                    * * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director